September 10, 2008
Via EDGAR and Overnight Mail
Mr. John W. Madison
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549

Re:	Teton Energy Corporation
Registration Statement on Form S-3
Filed August 13, 2008
File No. 333-153007
Dear Mr. Madison:
          We are counsel to Teton Energy Corporation (the “Company” or “our client”). On behalf of our client, we respond as follows to the Staff’s comments dated September 4, 2008, relating to the above-captioned registration statement. Captions and section headings herein will correspond to those set forth in Amendment No. 1 to the Registration Statement, a copy of which has been marked with the changes from the initial filing, and is enclosed herein. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.
Signatures, page ll-3
1.	Your Form S-3 must be signed by your “Principal Accounting Officer”. Please revise your signature page to identify the responsible individual signing in that capacity.

We have revised the signature page to reflect that Lonnie R. Brock is signing in the capacity of Principal Financial Officer and Principal Accounting Officer.
Legal Opinion of Gersten Savage LLP
2.	Please obtain and file a new or revised legality opinion to give effect to the following comments.

We have filed a revised legality opinion to give effect to the comments below and to make certain non-material corrections.

3.	The legality opinion needs to include a statement that the guarantees are binding obligations of the Subsidiary Guarantors.

We have included the requested statement in the revised legality opinion.

Securities and Exchange Commission
September 10, 2008

4.	We note that the opinion is limited to the laws of the State of Delaware, but the subsidiary guarantors are incorporated in the State of Colorado and the debentures are governed by and construed in accordance with the laws of the States of Texas and New York. The new or revised legality opinion must also encompass the laws of the states governing the indenture and the state of Colorado.

We have revised the legality opinion to encompass the laws of New York and Colorado. Please note that the indenture has been revised subsequent to the filing of the Form S-3 to reflect that it is governed only by the laws of the state of New York.
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We trust that the foregoing is responsive to the Staff’s comments. Please do not hesitate to call me at 212-752-9700 if you have any questions.
Very truly yours,
/s/ David E. Danovitch
David E. Danovitch
cc: Teton Energy Corporation